Exhibit 11.1

JA Solar Holdings Co., Ltd.

CODE OF ETHICS

FOR CHIEF EXECUTIVE AND SENIOR FINANCIAL OFFICERS

(ADOPTED AS OF JANUARY 8, 2007, EFFECTIVE AS OF FEBRUARY 7, 2007)

JA Solar Holdings Co., Ltd. (the “Company”) is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Company’s Chief Executive Officer, Chief Financial Officer and Controller (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide the Senior Officers in the performance of their duties.

A Senior Officer must not only comply with applicable law but also has a responsibility to conduct himself or herself in an honest and ethical manner and must abide by any Company policies and procedures that govern the conduct of the Company’s business. The Senior Officers’ leadership responsibilities include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance With Laws, Rules And Regulations

Each Senior Officer is required to comply with the laws, rules and regulations that govern the conduct of the Company’s business and to report any suspected violations in accordance with the section below entitled “Compliance With Code Of Ethics.”

Conflicts Of Interest

A conflict of interest occurs when a Senior Officer’s private interests interfere in any way, or even appear to interfere, with the interests of the Company. A Senior Officer’s obligation to conduct the Company’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest, a Senior Officer must make full disclosure of all facts and circumstances to the chair of the Audit Committee of the Board of Directors, and obtain the prior written approval of the Audit Committee of the Board of Directors.

Disclosures

It is the Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. Senior Officers are required to promote compliance by all employees with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance With Code Of Ethics

If a Senior Officer knows of or suspects a violation of applicable laws, rules or regulations or this Code of Ethics, he or she must immediately report that information to any member of the Audit Committee of the Board of Directors or any member of the Board of Directors, as appropriate. After reporting such information, he or she may conduct an investigation if authorized by the Company’s procedures. Company policy prohibits retaliation against employees because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee of the Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers Of Code Of Ethics

If a Senior Officer would like to seek a waiver of the Code of Ethics, he or she must make full disclosure of his or her particular circumstances to the Audit Committee of the Board of Directors. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company’s Senior Officers in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer/client, visitor, supplier, competitor, shareholder or any other person or entity.

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